EXHIBIT 99


                            Coral Gold Resources Ltd.
                        Suite 400 - 455 Granville Street
                             Vancouver, BC, V6C-1T1
                              Phone (604) 682-3701
                               Fax (604) 682-3600
                                www.coralgold.com
                                ir@coralgold.com

June 10, 2005                                 Trading Symbols: TSX Venture - CGR
                                                               US;OTC.BB - CGREF


                                  NEWS RELEASE

Coral Gold Resources Ltd. is pleased to announce that exploratory drilling at it's 100 % owned Robertson Property on the Battle Mountain-Eureka trend in eastern Lander County, NV, will commence on or about June 13, 2005. Fourteen RC holes, totaling 13,250 ft, will test three main target areas. Planned hole depths will range from 500 ft and 1,200 ft.

Six RC holes will be drilled in the immediate vicinity of the current 39A Zone indicated mineral resource. Four of the holes are intended to test possible extensions of the southern portion of the zone and two holes will test a possible northern projection of mineralization. In addition, two holes, each 1,000-ft-deep, will be drilled immediately east of the 39A Zone, where mineralization appears to trend beneath the near-surface Gold Pan Zone indicated mineral resource.

Drilling is also planned in the area of the near-surface Gold Pan indicated mineral resource. The occurrence of "deeper" stratiform 39A mineralization underlying the near-surface zone is suggested by intercepts from two existing deep holes that cut significant mineralization at or near the projection of the 39A Zone. Four deep holes will be drilled in the Gold Pan Zone to test several important ore-controlling structural intersections at depth.

Our exploration agreement with Agnico-Eagle Mines Limited on the Norma Sass property have completed three drill holes and assays are pending.


ON BEHALF OF THE BOARD OF DIRECTORS

"Matt Wayrynen"
Matt Wayrynen, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.